 Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274331

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus Dated October 16, 2023,

Post-Effective Amendment No. 1 Filed on October 16, 2023

and Post-Effective Amendment No. 2 Filed on October 17, 2023

87,000 Units
(Each Unit Consisting of (i) One Share of Series B Convertible Preferred Stock and
(ii) Two Preferred Warrants, with Each Preferred Warrant Exercisable for One Share of Series B Convertible Preferred Stock)

94,911 Shares of Series B Convertible Preferred Stock Issuable as PIK Dividends
174,000 Shares of Series B Convertible Preferred Stock Underlying the Preferred Warrants

85,823,728 Shares of Common Stock Underlying the Series B Convertible Preferred Stock

WiSA Technologies, Inc.

This prospectus supplement amends and supplements the prospectus, dated October 16, 2023 (the “Prospectus”), forming a part of the Registration Statement on Form S-1, as amended (No. 333-274331), filed by WiSA Technologies, Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”), with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on September 29, 2023 (the “Registration Statement”), as amended and supplemented by (i) the Post-Effective Amendment No. 1 to the Registration Statement, filed on October 16, 2023 (the “Post-Effective Amendment No. 1”) and (ii) the Post-Effective Amendment No. 2 to the Registration Statement, filed on October 17, 2023 (the “Post-Effective Amendment No. 2, and collectively with the Registration Statement and Post-Effective Amendment No. 1, the “Post-Effective Amendments”). This prospectus supplement is being filed to update and supplement the information in the Prospectus and the Post-Effective Amendments with the information contained in our Current Report on Form 8-K, filed with the SEC on December 6, 2023 (the “Form 8-K”), which among other things, discloses the reduction in the exercise price of certain Series B Convertible Preferred Stock purchase warrants included in the units issued by the Company pursuant to the Prospectus (the “Existing Warrants”), as more fully described below.

Our Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “WISA”. The last reported closing price for our Common Stock on Nasdaq on December 5, 2023 was $0.1482 per share.

This prospectus supplement updates and supplements the information in the Prospectus and the Post-Effective Amendments and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including the Post-Effective Amendments and any other amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, the Post-Effective Amendments and such amendments and supplements and if there is any inconsistency between the information in the Prospectus, the Post-Effective Amendments and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and in the documents which are incorporated by reference herein and therein to read about factors you should consider before investing in our securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of such securities or passed upon the adequacy or accuracy of the Prospectus, Post-Effective Amendments or any other amendments or supplements thereto. Any representation to the contrary is a criminal offense.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in the Prospectus and Post-Effective Amendments, as well as the other information contained, or incorporated by reference, in this prospectus supplement, the Prospectus and the Post-Effective Amendments. The Prospectus and Post-Effective Amendments contain forward-looking statements that include, without limitation: statements regarding proposed new products or services; statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of our management’s goals and objectives; statements concerning our competitive environment, availability of resources and regulation; trends affecting our financial condition, results of operations or future prospects; our financing plans or growth strategies; and other similar expressions concerning matters that are not historical facts. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes” and “estimates,” and variations of such terms or similar expressions, are intended to identify such forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statement made or included in this prospectus supplement, the Post-Effective Amendments and the Prospectus.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. The Company assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

REPRICING OF WARRANTS

As previously reported in the Form 8-K, on December 5, 2023, the Company entered into warrant inducement letter agreements (collectively, the “Inducement Agreements”) with certain holders of the Existing Warrants (the “Holders”) exercisable for up to 168,972 shares of Series B Preferred Stock (as defined in the Prospectus). Pursuant to the Inducement Agreements, in consideration for the exercise by the Holders of their Existing Warrants, the Company agreed to reduce the exercise price per share of Series B Preferred Stock of such Existing Warrants from $55.00 to $35.72 (the “Reduced Exercise Price”), and to issue the Holders new common stock purchase warrants (the “New Warrants”) to purchase a number of shares of Common Stock equal to up to 200% of the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock issued pursuant to the exercise of the Existing Warrants (the “New Warrant Shares”) at an exercise price $0.4147 per share of Common Stock. Pursuant to the Inducement Agreements, the period during which the Existing Warrants could be exercised at the Reduced Exercise Price and New Warrants issued commenced on the date of the Inducement Agreements until the later of (i) the day immediately preceding the Stockholder Approval Date (as defined in the New Warrant), or (ii) January 15, 2025 (the “Inducement Period”). The original fixed conversion price of the Series B Preferred Stock was not modified from $0.4147. The aggregate gross proceeds to be received by the Company will depend on the number of Existing Warrants actually exercised by the Holders. If all of the Existing Warrants are exercised in accordance with the Inducement Agreements, the Company anticipates receiving aggregate gross proceeds of approximately $6.0 million from the exercise of the Existing Warrants before deducting financial advisory fees and other expenses payable by the Company. There is no guarantee that all of the Existing Warrants will be exercised by the Holders in accordance with the Inducement Agreements. The Company expects to use the net proceeds from these transactions for working capital and other general corporate purposes, including payment of existing indebtedness.

Pursuant to the Inducement Agreements, the Company agreed to file a registration statement to register the resale of the New Warrant Shares upon exercise of the New Warrants (the “Resale Registration Statement”) as soon as reasonably practicable, but in any event no later than 45 calendar days following the Stockholder Approval Date, and to use commercially reasonable efforts to have such Resale Registration Statement declared effective by the SEC as soon as practicable and to keep such registration statement effective at all times until no such holder owns any such New Warrants or New Warrant Shares issuable upon exercise thereof. Additionally, pursuant to the Inducement Agreements, the Company agreed to (i) hold an annual or special meeting of stockholders on or prior to the date that is ninety (90) days following the date of the Inducement Agreements for the purpose of obtaining stockholder approval of such transactions and (ii) subject to certain exceptions, not to issue Common Stock or Common Stock Equivalents (as defined in the Inducement Agreements) until 30 days from the date of the Inducement Agreements.

The New Warrants will contain 4.99/9.99% beneficial ownership limitations, be exercisable at any time on or after the Stockholder Approval Date and expire five years from the Stockholder Approval Date. The exercise price and the number of shares of Common Stock issuable upon exercise of each New Warrant are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock, and the exercise price will be reset on the sixth (6th)  Trading Day (as defined in the Inducement Agreements) following the date of the Company’s next reverse stock split of Common Stock to the lower of (a) the exercise price of the New Warrants then in effect after giving effect to such reverse stock split and (b) the lowest VWAP of the Common Stock in the five (5) Trading Days immediately prior to such date. The New Warrants also contain anti-dilution protection provisions relating to subsequent equity sales of shares of the Common Stock or Common Stock Equivalents at an effective price per share lower than the then effective exercise price of such New Warrants. In addition, in certain circumstances, upon a fundamental transaction, a holder of New Warrants will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the New Warrants immediately prior to the fundamental transaction.

Subject to the provisions of the Inducement Agreements, upon each Holder’s execution of the applicable Inducement Agreement until the end of the Inducement Period, in the event that the (i) the VWAP (as defined in the Inducement Agreements) for each of five (5) consecutive Trading Days (the “Measurement Period”) exceeds $0.30 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like after the Initial Exercise Date (as defined in the New Warrants), (ii) the average daily dollar volume for such Measurement Period exceeds $1,000,000 per Trading Day (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like after the Initial Exercise Date) and (iii) the Holder is not in possession of any information that constitutes, or might constitute, material non-public information which was provided by the Company, any of its Subsidiaries, or any of their officers, directors, employees, agents or Affiliates, then the Company may, within one (1) Trading Day of the end of such Measurement Period, call for cancellation of all or any portion of an Existing Warrant for which a Notice of Exercise (as defined in the New Warrant) has not yet been delivered (such right, a “Call”) for consideration equal to $0.0001 per New Warrant Share. The Company may not effect the exercise of New Warrants, and the applicable Holder will not be entitled to exercise any portion of any such New Warrants, which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the holder of such New Warrants (together with its affiliates) to exceed 4.99% or 9.99%, as applicable, of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such New Warrants.

Also as previously reported in the Form 8-K, the Company engaged Maxim Group LLC as exclusive financial advisor (the “Advisor”) in connection with the Inducement Agreement pursuant to a financial advisory agreement, dated December 5, 2023, by and between the Company and the Advisor, and agreed to pay the Advisor a cash financial advisory fee equal to 8% of the aggregate gross proceeds received from the Holders’ exercise of their Existing Warrants and to reimburse the Advisor up to $10,000 for its accountable legal expenses in connection therewith.

This prospectus supplement is being filed to reflect the reduction in the exercise price of the Existing Warrants subject to the Inducement Agreements and included in the units issued pursuant to the Prospectus to $35.72 per share of Series B Preferred Stock as of December 5, 2023, as described above. The form of each of the Inducement Agreement and the New Warrant were filed as Exhibits 10.1 and 4.1 to the Form 8-K, respectively. Except as explicitly set forth herein, nothing in this prospectus supplement is intended to modify the information set forth in the Prospectus or Post-Effective Amendments.

Sole Placement Agent

Maxim Group LLC

The date of this prospectus supplement is December 5, 2023